November 1, 2007

Mr. John P. Nolan
Accounting Branch Chief
US Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  CNB Corporation Form 10-K for Fiscal Year Ended December 31, 2006 filed March 19, 2007, Forms 10-Q for Fiscal Quarter Ended March 31, 2007 and June 30, 2007, File Number:  000-24523

Dear Mr. Nolan:

Thank you for your correspondence addressed to W. Jennings Duncan, President and CEO, CNB Corporation, dated November 1, 2007 regarding your review of the above filings.  In response to your question pertaining to our adjustment to net deferred loan fees and costs, offset to salaries expense, for the Fiscal Quarters Ended March 31, 2007 and June 30, 2007 as a result of the revision of our SFAS 91 accounting procedures, we offer the following:

The Company has complied with SFAS 91 for many years.  However, the Company conducts its business in such manner that the result of its compliance with SFAS 91 is the recognition of net deferred loan costs rather than net deferred loan income.  In essence, gross loan fees have historically been substantially below the amount of gross loan costs.

Due to heightened emphasis on compliance with SFAS 91 during 2005 and 2006, the Company has been encouraged by a variety of external and regulatory entities to expand its application of SFAS 91 to additional loan types.  In response, the Company performed a new cost study to evaluate the impact of costs related to SFAS 91 and adjusted applied loan costs based on the new study.  For 2007, the Company revised its SFAS 91 accounting procedures to encompass the adjusted loan costs as well as all real estate and commercial loans.  Management of the Company recognizes that the result of these changes will be growth in the Company's net deferred loan costs.

The specific adjustment for the first quarter of 2007 does not represent net deferred costs from prior periods which would have been amortized in prior periods but rather the amount of unamortized net deferred costs associated with loans originated in prior periods which remains to be amortized and which would be amortized in current and future periods based on newly implemented accounting procedures.  Management of the Company expects the amortization of this adjustment to decrease the impact on the income of future periods resulting from growth in net deferred loan costs and consequently provide better quality and comparable operating results.

In our decision to credit this adjustment to net deferred loan costs, netted to salaries expense, rather than as an increase to retained earnings we considered SAB 108 and SFAS 154 and concluded that the amount we were booking was not material to our financial statements.  It was difficult to evaluate the impact on the income statement for prior years.  However, we concluded that the amount was not material to the consolidated balance sheet.  The $414k adjustment noted in your correspondence represents the gross adjustment net of amortization.  However, the effect of the adjustment on income, net of estimated taxes of $163k, was $261k, an amount which the Company's management does not consider material.  We determined that the initial adjustment, net of taxes, represented 2.6% of the Company's 2006 net income of $10,046k.  Management estimates that the impact of this adjustment on 2007 net income, net of current period amortization and estimated taxes, to be approximately 1.4%.  As of September 30, 2007, the adjustment, net of additional amortization of $131k and tax consequences of $105k, totaled $178 and represents 2.4% of net income for the nine months ended September 30, 2007, $7,517k.

We hope that you find this response to your inquiry adequate and satisfactory.  We understand that the company is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you need any further information, please do not hesitate to contact our offices.

Respectfully,

/s/ L. Ford Sanders, II
L. Ford Sanders, II
Executive Vice President and CFO
CNB Corporation

cc:       W. Jennings Duncan, President and CEO, CNB Corporation
             John Spitz, Staff Accountant, US Securities and Exchange Commission